As filed with the Securities and Exchange Commission on December 27, 2004

FILE NO. 70-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM U-1

APPLICATION OR DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Wisconsin Energy Corporation

231 West Michigan Street

P.O. Box 2949

Milwaukee, Wisconsin 53201

W.E. Power, LLC

301 West Wisconsin Avenue

Suite 600

Milwaukee, Wisconsin 53203

(Names of companies filing this statement and

addresses of principal executive offices)

None

(Name of top registered holding company parent of each applicant or declarant)

Larry Salustro

Executive Vice President and General Counsel

Wisconsin Energy Corporation

231 West Michigan Street

P.O. Box 2949

Milwaukee, WI 53201

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

A. William Finke, Counsel	Bruce C. Davidson, Esq.
Wisconsin Electric Power Company	Hoyt R. Stastney, Esq.
231 West Michigan Street	Quarles & Brady LLP
P.O. Box 2046	411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53202

Item 1.	Description of Proposed Transactions

A.	Introduction

Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the “Act”), Wisconsin Energy Corporation (“Wisconsin Energy”) and W.E. Power, LLC (“W.E. Power”) (collectively, “Applicants”), hereby request that the Securities and Exchange Commission (the “Commission”) approve Applicants’ acquisition and holding of Port Washington Generating Station, LLC (“Project Company”), which, once its generating and interconnection facilities become operational (which is expected to be on or about March 1, 2005, on a test basis), will be an electric utility company under the Act.

In addition, W.E. Power’s ownership of Project Company will cause it to become a holding company, and it seeks an exemption from all of the provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(1) of the Act on the basis that it and Project Company are Wisconsin limited liability companies, are predominantly intrastate in character, and carry on their business substantially in the State of Wisconsin. Wisconsin Energy is an exempt public utility holding company under Section 3(a)(1) of the Act, see Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1986), as most recently confirmed in Wisconsin Energy Corp., et al., Holding Co. Act Release No. 27329 (Dec. 28, 2000), and requests a Commission order that, notwithstanding the acquisition of Project Company, it will continue to be an exempt public utility holding company under the Act.

B.	Description of the Applicants

a. Wisconsin Energy Corporation

Wisconsin Energy, a Wisconsin corporation, is a diversified public utility holding company incorporated under the laws of the State of Wisconsin and an exempt holding company under Section 3(a)(1) of the Act. Wisconsin Energy’s utility and non-utility subsidiaries include Wisconsin Electric Power Company (“Wisconsin Electric”), Wisconsin Gas LLC (“Wisconsin Gas”), Edison Sault Electric Company (“Edison Sault”), American Transmission Company LLC (“ATC”), ATC Management Inc. (“ATC Management”) and W.E. Power. Another subsidiary, WICOR Industries LLC (“WICOR”), an intermediate holding company with interests in three primary manufacturing subsidiaries, was sold to Pentair, Inc. on July 31, 2004. On a consolidated basis for the year ended December 31, 2003, Wisconsin Energy had total operating revenues of more than $4 billion. As of September 30, 2004, Wisconsin Energy had consolidated total assets of $9.012 billion.

Wisconsin Electric, a Wisconsin corporation, is a wholly-owned, direct, public utility company subsidiary of Wisconsin Energy. Wisconsin Electric owns electric generation and distribution facilities located in Wisconsin and the Upper Peninsula of Michigan and natural gas distribution facilities located in Wisconsin.

Wisconsin Electric is subject to regulation by a number of regulatory bodies. It is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) pursuant to FERC’s authority under the Federal Power Act (the “FPA”) to regulate wholesale sales of electric power, accounting and certain other matters. Wisconsin Electric’s hydroelectric facilities are also regulated by FERC. Wisconsin Electric is subject to regulation by the Public Service Commission of Wisconsin (the “PSCW”) with respect to retail electric, gas and steam rates, terms and standards of service, issuances of securities, construction of new facilities, transactions with affiliates, billing practices and various other matters and is also subject to regulation by the Michigan Public Service Commission with respect to retail electric rates and terms and standards of service for retail electric service provided in Michigan. Finally, Wisconsin Electric is subject to regulation by the Nuclear Regulatory Commission with respect to operations and construction at the Point Beach Nuclear Plant.

Nuclear Management Company, LLC (“NMC”), owned by Wisconsin Energy’s affiliate WEC Nuclear Corporation and the affiliates of four other unaffiliated investor-owned utilities in the region, operates Point Beach. NMC provides services to eight nuclear generating units at six sites in the states of Wisconsin, Minnesota, Michigan and Iowa with a total combined generating capacity of about 4,500 megawatts as of December 31, 2003. Wisconsin Electric continues to own Point Beach and retains exclusive rights to the energy generated by the plant as well as financial responsibility for the safe operation, maintenance and decommissioning of the plant.

Wisconsin Electric is authorized to provide retail electric service in designated territories in Wisconsin and in certain territories in Michigan. Wisconsin Electric generates, distributes, and sells, both at wholesale and retail, electric energy in a territory of approximately 12,000 square miles, with a population estimated at 2,300,000 in southeastern Wisconsin, east central, and northern Wisconsin, and in the Upper Peninsula of Michigan. As of and for the year ended December 31, 2003, Wisconsin Electric had approximately 1,068,000 electric customers and electric operating revenues of $ 1.986 billion and total operating revenues of $2.522 billion. On a consolidated basis, as of September 30, 2004, Wisconsin Electric had total assets of $6.678 billion.

Wisconsin Electric purchases, distributes, and sells natural gas to retail customers and transports customer-owned gas in three distinct service areas of about 3,800 square miles in Wisconsin. The gas service territory has an estimated population of 1,200,000. As of December 31, 2003, Wisconsin Electric served approximately 428,700 gas customers. Wisconsin Electric’s gas distribution system includes approximately 8,800 miles of mains connected at 22 gate stations to the pipeline transmission systems of ANR Pipeline Company, Guardian Pipeline, L.L.C., Natural Gas Pipeline Company of America, Northern Natural Gas Company, and Great Lakes Transmission Company. Wisconsin Electric has a liquefied natural gas storage plant with a send-out capability of 70,000 dekatherms per day.

Wisconsin Electric operates two district steam systems that supply steam for space heating and process uses. These systems are located in Milwaukee and in Wauwatosa, Wisconsin and are subject to regulation by the PSCW.

Wisconsin Gas, a Wisconsin limited liability company, is a wholly-owned, direct subsidiary of Wisconsin Energy. Wisconsin Gas is authorized to provide retail gas distribution service in designated territories in the State of Wisconsin, as established by indeterminate permits, certificates of public convenience and necessity, or boundary agreements with other utilities. Wisconsin Gas also transports customer-owned gas. Wisconsin Gas also provides water utility service to customers in the suburban Milwaukee area. Wisconsin Gas is subject to the regulation of the PSCW as to retail gas and water rates in the State of Wisconsin, standards of service, issuance of long-term securities, construction of certain new facilities, transactions with affiliates, billing practices and various other matters. For the year ended December 31, 2003, Wisconsin Gas had operating revenues of $714.8 million. As of September 30, 2004, Wisconsin Gas had total assets of approximately $1.357 billion.

Edison Sault is a wholly-owned, direct subsidiary of Wisconsin Energy. Edison Sault is authorized to provide retail electric service in certain territories in Michigan. Edison Sault is subject to the regulation of the Michigan Public Service Commission as to various matters associated with retail electric service in the State of Michigan. Edison Sault is subject to regulation by FERC with respect to wholesale sales of electric power, accounting and certain other matters. Edison Sault generates, distributes and sells electric energy in a territory of approximately 2,000 square miles with a population of approximately 55,000 in the eastern Upper Peninsula of Michigan. Edison Sault also provides wholesale electric service under contract with one rural cooperative. On a consolidated basis, as of December 31, 2003, Edison Sault had total assets of approximately $72.4 million.

ATC is a Wisconsin limited liability company organized pursuant to Wisconsin legislation as a single-purpose transmission company to assume ownership and operation of the transmission facilities that had previously belonged to Wisconsin Electric, several other Wisconsin electric utility companies, and Edison Sault. In return for the transfer of the transmission facilities, Wisconsin Electric and Edison Sault each acquired membership interests in ATC and Wisconsin Electric acquired shares in ATC Management, a Wisconsin corporation organized to provide management services to ATC. As of December 31, 2003, Wisconsin Energy owned through Wisconsin Electric and Edison Sault 39.4 percent of ATC, and through Wisconsin Electric, 40.1 percent of ATC Management.

b. W.E. Power, LLC

W.E. Power, a Wisconsin limited liability company, is a wholly-owned, direct subsidiary of Wisconsin Energy. W.E. Power is an intermediate holding company that was formed in 2001 to design, construct, own, finance, and lease to Wisconsin Electric 2,320 megawatts of new generating capacity in the State of Wisconsin proposed as part of Wisconsin Energy’s Power the Future plan, including the generating and transmission facilities discussed below. It does not and will not own any such facilities directly. W.E. Power directly owns a 100 percent interest in Project Company.

Project Company, a Wisconsin limited liability company, was formed specifically to develop, construct, and own a 100 percent interest in two 545 MW gas-fired, combined cycle generating units located in Port Washington, Wisconsin (the “Port Washington Units”). In addition, Project Company will develop, construct, and own a 100 percent interest in certain transmission facilities necessary to interconnect the Port Washington Units with the ATC transmission grid.

Through a similar arrangement involving a different project company, W.E. Power also would provide additional generating and transmission facilities at Wisconsin Electric’s existing Oak Creek, Wisconsin power plant. A separate Form U-1 application is proposed to be submitted at the appropriate time with respect to the Oak Creek project.

C.	Proposed Transaction: Requested Authority

Project Company will develop and construct the Port Washington Units and the associated transmission facilities necessary to interconnect the units with the ATC transmission grid. Upon completion of construction and the satisfaction of certain conditions precedent, including the successful testing of the units, Project Company will lease the Port Washington Units to Wisconsin Electric pursuant to the terms of 25-year facility leases, one for each unit (the “Facility Leases”), and certain other related contractual arrangements1 (the “Port Washington Transaction”). Once the Port Washington Units are operational, control of the appurtenant transmission facilities will be transferred to ATC.

Applicants propose to implement the Port Washington Transaction using a “leased generation” structure specifically authorized under Wisconsin’s “Leased Generation Law.” See 2001 Wis. Legis. Serv. 16, § 3008mc (West) (codified as Wis. Stat. § 196.52(9)(a)(3)(2002)). This law establishes a new regulatory framework under which non-utility affiliates may develop, construct, and own large-scale dedicated generating facilities within the State of Wisconsin and lease those facilities to their regulated, franchised public utility affiliates. The legislative intent behind the Leased Generation Law is to “provide an incentive for utility holding companies to continue to provide generation services for the affiliate utility’s native load customers.” See Approval of Affiliated Interest Transactions Between W.E. Power; Wisconsin Elec. Power Co.; and Wisconsin Energy Corp., PSCW Docket Nos. 05-AE-109, 05-CE-117, 137-CE-104, and 6650-CG-211 (December 19, 2002) (hereafter “PSCW Order”) (Exh. D-1). To that end, the statute specifically permits a public utility company to acquire generating resources by leasing them from an affiliate as an alternative to the public utility company

[1]	The other contracts are: (1) Ground Lease and Easement Agreements, (2) Ground Sublease Agreements, (3) an Asset Purchase and Sale Agreement, and (4) a Right of First Refusal Agreement.

constructing the generating facilities itself. In other words, the Leased Generation Law allows a public utility company to build generation indirectly through an affiliate. The Leased Generation Law is limited to leases between a public utility company and an affiliated entity; it does not apply to leases between a public utility company and third parties.

Once the lease provisions become effective, Wisconsin Electric will make fixed monthly lease payments to Project Company for the terms of the Facility Leases. In return, Wisconsin Electric will have the right to possess and operate the Port Washington Units. The Port Washington Units will be integrated with, and operated as part of, Wisconsin Electric’s existing regulated generation fleet. Wisconsin Electric will be responsible for all operations, maintenance, and fuel costs for the Port Washington Units.

Neither Project Company nor its immediate parent, W.E. Power, will operate or control the Port Washington Units or associated transmission facilities. At the end of the terms of the Facility Leases, Wisconsin Electric may, at its option, renew each Facility Lease for a renewal term determined under the terms of the Facility Lease, buy each Port Washington Unit outright from Project Company, or return the units to Project Company in good condition.

When the Port Washington Units become operational, Project Company will be a public utility company under the Act. Wisconsin Energy and W.E. Power therefore require Commission approval pursuant to Sections 9(a)(2) and 10 of the Act to hold their 100 percent indirect and direct interests, respectively, in Project Company once it becomes a public utility company. In addition, because W.E. Power will become a public utility holding company, it seeks an exemption from all provisions of the Act, other than Section 9(a)(2), under Section 3(a)(1) of the Act. Finally, Wisconsin Energy requests a Commission order that, notwithstanding its indirect acquisition of Project Company, it will continue to be an exempt public utility holding company under Section 3(a)(1) of the Act.

Item 2.	Fees, Commissions and Expenses

The fees, commissions and expenses incurred or to be incurred in connection with this Application will be filed by amendment.

Item 3.	Applicable Statutory Provisions

A.	Sections 9(a)(2) and 10

Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10 of the Act, “for any person
. . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.” As noted above, once the Port Washington Units and the transmission facilities become operational, Project Company will be a public utility company under the Act. Accordingly, Applicants are required to seek Commission approval under Sections 9(a)(2) and 10 of the Act to acquire the voting securities in Project Company. Applicants respectfully submit that the acquisition of their interests in Project Company and the associated Port Washington Transaction meet the requirements of Sections 9(a)(2) and 10.

Section 10(b)(1) of the Act provides that “[i]f the requirements of subsection (f) are satisfied, the Commission shall approve the acquisition unless the Commission finds that—(1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.” The goal of this section is to avoid “an excess of concentration and bigness” while preserving the “opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations” afforded by certain combinations. See American Electric Power, Inc., 46 SEC 1299, 1309 (1978). The acquisition of Project Company and the associated Port Washington Transaction are purely intra-corporate in nature and have no effect on the concentration of control of public utility companies. Project Company will be a passive owner of the utility assets involved in the Port Washington Transaction and will own them under a corporate structure promoted by the Wisconsin state legislature. Further, the acquisition of Project Company is in the public interest because it promotes the goal of the Leased Generation Law, which is to encourage development of additional generating facilities for the benefit of Wisconsin energy customers.

Section 10(b)(2) of the Act provides that a transaction should be approved unless the price paid “is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.” The price paid to acquire Project Company will be the cost of constructing the Port Washington Units and the associated interconnection facilities. As such, the price paid is fair and reasonable.

Section 10(b)(3) of the Act provides that a transaction should be approved unless the Commission finds that “such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.” The legislative purpose behind such a requirement is to ensure the financial soundness of the holding company system. In the instant case, the ownership structure is necessary to effectuate the objectives of the Leased Generation Law. Such a structure, authorized under state law, does not “unduly complicate” the capital structure of Wisconsin Energy’s holding company system. Moreover, the acquisition is clearly in the public interest because it increases the supply of power available to Wisconsin’s energy consumers and does so in a way authorized and encouraged by state legislation.

Section 10(c)(1) of the Act provides that the Commission not approve a transaction that is “unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11.” Section 8, by its terms, applies only to registered holding companies and prohibits such companies from combining electric and gas utilities in a manner that violates state law. Section 8 is inapplicable because neither Wisconsin Energy nor W.E. Power will be registered holding companies, and further, the acquisition of Project Company and the Port Washington Transaction involve only electric utilities.

Section 11 of the Act is concerned with the simplification of holding company systems. Specifically, Section 11(b)(2) provides that each registered holding company shall take the necessary steps to ensure that the “corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure. . . of such holding-company system.” Section 11(b)(2) allows no more than two levels of registered holding companies in a holding company system. Although Section 11(b)(2) does not apply to exempt holding companies, after the acquisition of Project Company, there are still only two levels of holding companies in Wisconsin Energy’s holding company system, with Wisconsin Energy being the top holding company, and Wisconsin Electric and W.E. Power being holding companies at the first tier subsidiary level. Under the standard articulated in Section 11(b)(2), such corporate structure is not “unduly complicated,” and such a finding therefore is warranted in this case.

Section 10(c)(2) of the Act provides that any acquisition may not be approved unless the Commission finds that the acquisition “will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.” Section 2(a)(29)(A) of the Act defines an “integrated public-utility system” as applied to electric utility companies as:

[A] system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets . . . are physically interconnected . . . and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

The Port Washington Units will be interconnected to the current ATC transmission grid. They will be leased to and operated by Wisconsin Electric exclusively within the State of Wisconsin to serve its utility customers. This proposal is the functional equivalent of direct development and ownership of the Port Washington Units by Wisconsin Electric, which would not require Commission approval and which would tend towards the economical and efficient development of an integrated public utility system by increasing generation resources within such a system. The Port Washington Transaction differs from this approach only in that it utilizes an ownership structure for the utility assets in question that the Wisconsin legislature has determined promotes the public interest by encouraging the development of needed generating facilities. However, that difference simply constitutes further evidence that the Port Washington Transaction satisfies the requirements of Section 10(c)(2).

Section 10(f) of the Act provides that the Commission shall not approve an acquisition unless it appears that all state laws are satisfied. The acquisition of Project Company complies with all applicable laws. Further, as noted above, the Port Washington Transaction is authorized under Wisconsin’s Leased Generation Law and has been approved by the PSCW. See PSCW Order at 49.

B.	Section 3(a)(1)

Section 3(a)(1) of the Act provides that, unless the Commission would find the exemption “detrimental to the public interest or the interest of investors or consumers,” the Commission shall exempt any holding company and every subsidiary company thereof, if such holding company and its subsidiary public utility companies from which the holding company derives any material part of its income “are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.”

W.E. Power requests that the Commission find that it is an exempt public utility holding company under Section 3(a)(1) of the Act. W.E. Power will be a holding company because it will own all of the voting securities of a public utility company, Project Company, once it becomes operational. To determine whether a utility company is predominantly intrastate in character, the Commission has traditionally examined the proportion of revenue generated intrastate versus revenue generated interstate, calculated on a three-year average. The Commission has consistently refused to apply a bright-line test, preferring instead to consider the facts and circumstances of the particular case. See NIPSCO Indus., Inc., 53 SEC 1296 (1999). The highest three-year average of interstate revenues that the Commission has previously found consistent with the granting of an exemption pursuant to Section 3(a)(1) is 13.2 percent. Id. at 1325-26. In the instant case, all of Project Company’s revenues and W.E. Power’s revenues will come from intrastate transactions. In addition, W.E. Power and Project Company’s corporate headquarters are in the State of Wisconsin, and Project Company’s utility assets are in that state. As such, W.E. Power submits that it meets the requirements for an exemption under Section 3(a)(1) of the Act and respectfully requests that the Commission grant it such an exemption.

Wisconsin Energy seeks a Commission order that, notwithstanding the acquisition of Project Company, it continues to be an exempt public utility holding company under the Act. As noted above, in 1986 Wisconsin Energy received a Commission exemption from regulation under the Act, which has been confirmed from time to time. Most recently, Wisconsin Energy was granted continuation of its exempt status when certain of its subsidiaries, Wisconsin Electric and Edison Sault, transferred ownership and control of their transmission assets to American Transmission Company LLC. See Wisconsin Energy Corp., Holding Co. Act Release No. 27329 (Dec. 28, 2000). Because the Project Company will operate exclusively in Wisconsin and derive all of its revenues from intrastate transactions, its presence in the Wisconsin Energy holding company system is entirely consistent with, and even reinforces, Wisconsin Energy’s current Section 3(a)(1) exemption. For this reason, Wisconsin Energy seeks a Commission order that it continues to be an exempt public utility holding company under Section 3(a)(1) of the Act.

Item 4.	Regulatory Approval

The Federal Energy Regulatory Commission has jurisdiction over the transaction for which approval is being sought in this Application. On August 4, 2003, Wisconsin Energy and W.E. Power filed an application for the disposition of jurisdictional facilities under Section 203 of the FPA. The application sought, among other things, permission for the transfer from Project Company to Wisconsin Electric of the generating assets and certain interconnection facilities associated with the Port Washington Transaction. On October 1, 2003, FERC granted the application. See Wisconsin Energy Corp, 105 FERC ¶ 62,002 (2003) (Exh. D-2).

The Public Service Commission of Wisconsin also has jurisdiction over the transaction for which approval is being sought in this Application. As noted above, the Port Washington Transaction is permitted under Wisconsin’s Leased Generation Law. The statute provides the PSCW with express prior approval authority over the rates, terms, and conditions of any contract for leased generation. On December 20, 2002, the PSCW approved the Port Washington Transaction. See PSCW Order at 49.

No other governmental agency, other than the Commission, has jurisdiction over the transaction.

Item 5.	Procedure

Wisconsin Energy requests that the Commission issue and publish, not later than January 21, 2005, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than February 15, 2005, by which comments may be entered and a date not later than March 1, 2005, as a date after which an order of the Commission granting this Application may be entered by the Commission.

Applicant hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission’s decision, and (iv) waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6.	Exhibits and Financial Statements

A.	Exhibits

A-1	Articles of Organization of Port Washington Generating Station, LLC.

A-2	Limited Liability Company Operating Agreement of Port Washington Generating Station, LLC.

B-1	Port Washington I Facility Lease Agreement between Port Washington Generating Station, LLC, as Lessor, and Wisconsin Electric Power Company, as Lessee, dated as of May 28, 2003 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Wisconsin Electric for the fiscal quarterly period ended June 30, 2003) (File No. 001-01245).

B-2	Port Washington II Facility Lease Agreement between Port Washington Generating Station, LLC, as Lessor, and Wisconsin Electric Power Company, as Lessee, dated as of May 28, 2003 (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of Wisconsin Electric for the fiscal quarterly period ended June 30, 2003) (File No. 001-01245).

B-3	Port Washington Asset Purchase and Sale Agreement between Port Washington Generating Station, LLC and Wisconsin Electric Power Company, dated May 28, 2003.

D-1	The Public Service Commission of Wisconsin’s December 20, 2002 order approving the Port Washington Transaction.

D-2	The Federal Energy Regulatory Commission’s October 1, 2003 order approving Wisconsin Energy, et al.’s Section 203 Application.

F-1	Opinion of Counsel.*

G-1	Proposed Form of Notice.*

*	To be filed by amendment.

B.	Financial Statements

1.1	Balance Sheet and Income Statement of Wisconsin Energy, as of and for the year ended December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Energy for the fiscal year ended December 31, 2003) (File No. 001-09057).

1.2	Balance Sheet and Income Statement of Wisconsin Energy, as of and for the nine months ended September 30, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Energy for the fiscal quarterly period ended September, 30, 2004) (File No. 001-09057).

2.1	Balance Sheet and Income Statement of Wisconsin Electric, as of and for the year ended December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Electric for the fiscal year ended December 31, 2003) (File No. 001-01245).

2.2	Balance Sheet and Income Statement of Wisconsin Electric, as of and for the nine months ended September 30, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Electric for the fiscal quarterly period ended September 30, 2004) (File No. 001-01245).

Item 7.	Information as to Environmental Effects

(a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

(b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.

Date: December 27, 2004

WISCONSIN ENERGY CORPORATION

By:	/S/ LARRY SALUSTRO
Larry Salustro
Executive Vice President and General Counsel

W.E. POWER, LLC

By:	/S/ FREDERICK D. KUESTER
Frederick D. Kuester
President and General Manager